January 14, 2008

Via EDGAR

Mr. Rufus Decker

Branch Chief

Division of Corporation Finance

The United States Securities and Exchange Commission

450 Fifth Street

Washington, D.C.  20549-7010

RE:	Superior Essex Inc.
Form 10-K for the Fiscal Year ended December 31, 2006
Forms 10-Q for the Fiscal Quarters ended March 31, 2007, June 30, 2007 and September 30, 2007
File No. 0-50514

Dear Mr. Decker:

        We submit this letter in response to comments received from the Staff of the SEC in your letter dated December 20, 2007 (the “Comment Letter”) with respect to the Form 10-K of Superior Essex Inc. for the year ended December 31, 2006 and the Forms 10-Q of Superior Essex Inc. for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007. The discussion below is presented in order of the numbered comments in the Comment Letter and we have reproduced the comments for ease of reference.

                The Company’s responses to the Staff’s comments are as follows:

Form 10-K for the year ended December 31, 2006

General

1.               Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.

Response to comment 1:

Our responses herein indicate, where applicable, the revisions to be included in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Results of Operations, page 32

2.               You present supplemental net sales information adjusted to a constant $2.00/lb COMEX cost of copper, or copper-adjusted net sales and copper-adjusted gross profit margin.  Given that your average daily COMEX price per pound of copper was $3.10 in the year ended December 31, 2006, please disclose and tell us why you used a constant $2.00/lb COMEX cost of copper for your copper adjusted sales information.

Response to comment 2:

Presentation of copper adjusted net sales is intended to provide comparative sales information after eliminating the impact of fluctuations in the cost of copper (which is essentially a pass through cost) across all periods presented. Although the average daily COMEX price per pound of copper was $3.10/lb for 2006, it was $1.68/lb for 2005 and $1.29/lb for 2004. Accordingly, we believe that a constant $2.00/lb cost of copper was a logical and reasonable price point for use in analyzing copper-adjusted sales over this three-year period. Furthermore, a $2.00/lb constant cost of copper was used for all interim filings during 2006. Due to the sustained increase in the cost of copper above $2.00/lb, a constant $3.00/lb cost of copper was used for presentation of supplemental copper-adjusted net sales information for all of our 2007 Form 10Q filings and will be used to present copper-adjusted sales information for all periods in the 2007 Form 10-K. The table on page 33 of our 2006 Form 10-K will be revised in the 2007 Form 10-K to present copper-adjusted sales at a constant $3.00/lb COMEX cost of copper as follows:

	Actual			Copper adjusted
	Year Ended December 31,			Year Ended December 31,
	2006	2005	% Change	2006	2005	% Change
	(in thousands)			(in thousands)
Net sales:
Communications cable	$817,886	$678,669	21%	$867,797	$922,200	(6)%
North American magnet wire and distribution	1,029,417	715,706	44%	1,064,626	1,024,400	4%
European magnet wire and distribution	647,015	105,786	* %	642,025	162,100	* %
Copper rod	443,835	294,805	51%	434,286	512,400	(15)%
	2,938,153	1,794,966	64%	3,008,734	2,621,100	15%
Constant cost of copper adjustment	—	—		(70,581)	(826,134)
Total	$2,938,153	$1,794,966	64%	$2,938,153	$1,794,966	64%
Average daily COMEX price per pound of copper	$3.10	$1.68	85%

*                 Comparisons are not meaningful due to the inclusion of entities acquired in the Essex Europe transaction for periods subsequent to October 21, 2005.

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005, page 33

3.               Please expand/revise your discussion under results of operations for all periods to:

•                  Describe unusual or infrequent events, significant economic changes, and significant components of revenue and expenses. For example, you indicate that sales for 2006 were significantly impacted by the increase in copper prices. However, you do not quantify the impact of the increase in copper prices nor do you discuss whether this trend is expected to continue or whether you expect copper prices to decrease in the future.

•                  Your current disclosure also appears to give more prominence to your non-GAAP measure of sales adjusted for a constant cost of copper. In this regard, you appear to discuss the changes in sales adjusted for a constant cost of copper in a comprehensive manner without discussing the changes in your GAAP sales in the same comprehensive manner. For example, you indicate that sales for your communications cable segment increased 21%. However, you then go on to discuss the change in sales adjusted for constant cost of copper and provide explanations for the decrease without addressing the reasons for the increase in GAAP sales of 21%. Please revise to adequately discuss and quantify the reasons for the changes in your GAAP sales. Please also consider discussing your GAAP results in a separate section from the discussion of your copper-adjusted sales information.

•                  Quantify each factor you cite as impacting your operations. For example, you disclose on page 34 that the increase in 2006 sales for your North American magnet wire and distribution segment include some benefit from product price improvement and price surcharges offset somewhat by reduced demand in the automotive, HVAC and appliance end markets. However, you do not quantify the impact attributed to each component.

•                  Discuss and quantify changes in your corporate and other category when discussing operating income.

Note that this is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion.  See Item 303(a)(3) of Regulation
S-K.

        Response to comment 3:

        The second, third, fourth, fifth and six paragraphs under the caption Results of Operations - Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005 on pages 33 and 34 will be revised in the 2007 Form 10-K as follows:

Consolidated sales for the year ended December 31, 2006 were $2,938.2 million, an increase of $1,143.2 million, or 64% as compared to consolidated sales of $1,795.0 million for the year ended December 31, 2005. Sales for 2006 were significantly impacted by the increase in copper prices and the full year effects of the Essex Europe transaction. Consolidated sales for 2006 increased an estimated $742 million as a result of the pass through of increased copper costs and $491 million due to a full year of operation of the entities acquired in the Essex Europe transaction in October 2005. Excluding the impact of copper price increases and the Essex Europe transaction, sales decreased $89.8 million which was primarily attributable to volume decreases in our communications cable and copper rod segments. Sales adjusted for a constant cost of copper increased 15% for the year ended December 31, 2006 compared to 2005. The impact of the Essex Europe transaction was to increase copper-adjusted sales by 19%. The offsetting 4% decrease in consolidated copper-adjusted sales is due to volume decreases in both the communications cable and copper rod segments partially offset by increased copper-adjusted sales for our North American magnet wire and distribution segment.

Sales for our communications cable segment for the year ended December 31, 2006 were $817.9 million, an increase of $139.2 million, or 21%, as compared to sales of $678.7 million for the year ended December 31, 2005. We estimate that sales increased approximately $187 million in 2006 due to increased copper prices with the offsetting decrease of $47.8 million primarily attributable to declines in copper OSP unit volume resulting from overall decreases in market-related demand (see “Risk Factors — Other Risks Related to Our Business”), reductions in telephone company customer spending due to the impact of higher copper costs on budgetary limits and procurement restrictions due to delays in the merger of Bell South and AT&T, two of the segment’s largest customers. These negative volume factors were partially offset by improved product mix across all product lines and by price increases in our copper OSP products, primarily related to non-copper cost-based price adjustments with respect to our contract and distribution customers, as well as volume and price increases in premises wire. Sales adjusted for a constant cost of copper decreased 6% in 2006 compared to 2005 due to decreases in volume partially offset by the non-copper price and product mix factors discussed above.

Sales for our North American magnet wire and distribution segment were $1,029.4 million for the year ended December 31, 2006 compared to $715.7 million for the year ended December 31, 2005, an increase of $313.7 million, of which approximately $271 million represents the estimated impact of increased copper prices and $42.7 million primarily represents the full year impact in 2006 of increased volume due to market share gains achieved during 2005 at certain major customers, strength in our industrial motor, transformer and generator end-markets and some benefit from product price increases relating to escalating non-copper costs, offset somewhat by reduced demand in the automotive, HVAC and appliance end markets. On a copper-adjusted basis, sales for the year ended December 31, 2006 increased 4% from the prior year due to the volume and price factors discussed above.

Sales for the European magnet wire and distribution segment were $647.0 million for the year ended December 31, 2006 compared to $105.8 million for the year ended December 31, 2005, an increase of $541.2 million. Sales for 2006 increased an estimated $55 million as a result of increased copper prices and $491 million due to a full year operation of entities acquired in the Essex Europe transaction in October 2005. On a copper-adjusted basis, sales increased $479.9 million for the year ended December 31, 2006 compared to the prior year which was primarily attributable to the Essex Europe transaction.

Copper rod sales for the year ended December 31, 2006 were $443.8 million compared to $294.8 million for 2005, an increase of $149.0 million. We estimate that sales increased approximately $229 million in 2006 as compared to 2005 as a result of increased copper prices with the offsetting decrease of $80 million primarily attributable to volume declines. Copper-adjusted sales decreased by 15% for the year ended December 31, 2006 as compared to the prior year. The decrease in volume, as well as the 15% decrease in copper-adjusted sales, reflects the loss of a major customer in the first quarter of 2006 as well as decreased market demand due to weakness in automotive and residential construction end markets. Copper rod segment sales consist of external sales of processed copper rod that cannot be used for internal production. Copper rod volumes fluctuate from period to period due to changes in internal consumption needs and external market conditions.

        Additionally, the sixth paragraph under the caption Results of Operations - Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005-Operating income will be revised in the 2007 Form 10-K as follows to quantify changes in the corporate and other category of operating income:

        Corporate and other charges consist primarily of corporate payroll and parent company costs, stock-based compensation charges, corporate headquarters costs and corporate legal, audit and accounting fees and compliance costs. The increase in corporate and other costs for the year ended December 31, 2006 compared to the year ended December 31, 2005 is primarily due to increased compensation and benefits costs primarily related to incentive compensation ($3.4 million) and stock-based compensation costs ($3.4 million), including the effects of accelerated vesting of certain restricted stock awards.

        We acknowledge the staff’s comment regarding quantification of certain other factors cited as impacting our operations, for example the disclosure on page 34 that the increase in 2006 sales for our North American magnet wire and distribution segment include some benefit from product price improvement and price surcharges offset somewhat by reduced demand in the automotive, HVAC and appliance end markets. Due in part to the significant number of customers and differing products, our systems do not currently provide sufficient information to allow us to isolate the quantitative the impact of these individual factors with sufficient precision to enable quantitative disclosure however we believe the qualitative disclosures provide relevant information regarding the trends and factors impacting our results.

        With respect to the staff’s comment suggesting the Company comment on its expectations regarding future increases or decreases in copper prices, the Company does not predict future trends in copper prices and manages its business to reduce or eliminate the risk related to changes in copper prices. The Company believes any statement regarding the direction of future copper price would be mere speculation. The Company does believe, however, that copper prices will continue to be volatile and will include a comment to that effect in the 2007 Form 10-K MD&A.

17. Business segments and foreign operations, page F-40

4.               On page F-42, you disclose sales information for North America. Please revise your table to present sales for the United States separately from the rest of North America for all periods presented.  Refer to paragraph 38(a) of SFAS 131.

Response to comment 4:

Net sales for North American countries other than the United States were not separately disclosed in 2006 and 2005 due to the insignificant amounts involved. These amounts are expected to increase, however, as a result of acquisition activity in 2007. Accordingly, the table on page F-42 will be revised as follows in the 2007 Form 10-K to separately disclose sales for the United States from the rest of North America:

	Year Ended December 31,
	2007	2006	2005
		(in thousands)
Net sales:
United States	$ XXX	$2,289,067	$1,687,770
Other North American countries	XXX	2,071	1,410
United Kingdom	XXX	87,174	37,886
France	XXX	188,178	27,348
Germany	XXX	345,352	37,195
Other European countries	XXX	26,311	3,357
	$ XXX	$2,938,153	$1,794,966

Form 10-Q for the Quarter Ended September 30, 2007

General

5.               It appears from the pull-down menu of countries on the catalog order form on your website that nationals of Iran, North Korea, Sudan, and Syria can obtain product catalogs of your company.  These countries are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  Please advise us whether you make catalog sales into those countries.  Describe for us any direct or indirect contacts you have had, have, or anticipate having with any of the referred countries.

Response to comment 5:

The pull-down menu was obtained from the third-party vendor who assisted in setting up the website and includes a standard list of all countries worldwide. It is Company policy not to buy or sell products or services to any person or entity located in embargoed countries (including U.S.-designated state sponsors of terrorism, Cuba, North Korea, Sudan, Iran and Syria). In addition, the Company prohibits the export of any product or technology to any person or entity if any Company officer, director or employee knows or has reason to know that the product or technology is destined for an embargoed country. This policy applies worldwide, wherever the Company or its subsidiaries do business and regardless of the manner of sale, including catalog sales.

However, to better assure that no catalogs are sent to persons in embargoed countries, these countries have been removed from the pull-down menu for product catalogs.

5.  Acquisitions and Dispositions, page 11

Essex Europe Minority Interest Acquisition, page 12

6.               You indicate that your preliminary allocation of purchase price resulted in unallocated negative goodwill, after the elimination of the acquired portion of property plant and equipment and certain other long-term assets, of $3.5 million. Please disclose the components of your intangible assets and other long-term assets of $2.3 million shown in your purchase price allocation table on page 12. Please tell us why these intangible assets and other long-term assets were not eliminated as well in accordance with paragraph 44 of SFAS 141.

Response to comment 6:

The amount of $2.3 million reflected in the purchase allocation table on page 12 represents $2.4 million of long-term deferred tax assets recognized in connection with the purchase net of the write-off of $0.1 million of intangible assets. The table will be revised as follows in the 2007 Form 10-K to separately disclose the deferred tax assets and intangible assets:

(in thousands)
Current assets	$9,770
Property, plant and equipment	(7,284)
Intangible assets	(73)
Deferred tax assets	2,420
Current liabilities	(3,406)
Minority interest	31,519
32,946
Purchase price	29,407
Extraordinary gain	$3,539

11. Commitments and Contingencies, page 19

7.               On page 20, you indicate that since approximately 1990, Essex International and certain subsidiaries have been named as defendants in a number of product liability lawsuits related to asbestos exposure. However, you have indicated that these matters will not have a material adverse effect either individually, or in the aggregate, upon your business, financial condition, liquidity or results of operations. We remind you that a statement that a contingency will not have a material adverse effect does not satisfy the requirement of SFAS 5 if there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material. In that case, you should either disclose the estimated additional loss or range of loss that is reasonably possible, or state that such an estimate cannot be made. Refer to Question 2 of SAB Topic 5:Y. Please also provide the additional disclosures called for by SAB Topic 5:Y.

Response to comment 7:

Disclosure regarding this matter has been included in the Company’s filings for a number of years, including periods preceding the bankruptcy to the Company’s predecessor, Superior TeleCom Inc. While the Company currently does not believe there is a reasonable possibility that a material loss exceeding amounts already recognized may have been incurred, facts and circumstances could change in the future which may alter that conclusion. Accordingly, and in light of the historical disclosure of this matter and general investor interest in asbestos related litigation, the Company believes continued disclosure of the matter is appropriate. In order to further clarify the impact of the plan of reorganization, however, the ninth paragraph under footnote 11, Commitments and Contingencies, on page 20 will be revised as follows in future filings:

Since approximately 1990, Essex International and certain subsidiaries have been named as defendants in a number of product liability lawsuits brought by electricians, other skilled tradesmen and others claiming injury, in a substantial majority of cases, from exposure to asbestos found in electrical wire products produced many years ago. Litigation against various past insurers of Essex International who had previously refused to defend and indemnify Essex International against these lawsuits was settled during 1999. Under the settlement, Essex International was reimbursed for substantially all of its costs and expenses incurred in the defense of these lawsuits, and the insurers have undertaken to defend, are currently directly defending and, if it should become necessary, will indemnify Essex International against those asbestos lawsuits, subject to the terms and limits of the respective policies. Under the plan of reorganization, certain of the claimants in these actions will only be able to assert claims against the insurers under applicable insurance coverage and related arrangements. Management believes that Essex International’s exposure, if any, in these matters will not have a material adverse effect either individually, or in the aggregate, upon the Company’s business, financial condition, liquidity or results of operations.

8.               You state on pages 20 and 44 of your Form 10-Q that you and/or your subsidiary may have violated Cuba-related trade control laws administered by the Treasury Department’s Office of Foreign Asset Control (OFAC). Cuba is a country identified as a state sponsor of terrorism by the State Department and subject to U.S. asset and export controls. Your Form 10-K does not include any information related to your business contacts with Cuba.

Please describe for us the nature and extent of your past, current or anticipated contacts with Cuba, whether through direct or indirect arrangements. Describe in reasonable detail any products, technologies, and services you or your subsidiary have provided or anticipate providing into Cuba. Tell us whether the Cuban purchaser(s) were private parties or entities affiliated with the Cuban government. Finally, describe for us any agreements, commercial arrangements, or other contacts with the government of Cuba or entities controlled by it.

Response to comment 8:

Superior Essex is strongly committed to compliance with all applicable laws, including U.S. economic sanctions and U.S. export and reexport laws. The Company’s Code of Ethics explicitly describes the company’s commitment to conducting international business according to “all applicable laws, rules and regulations,” particularly those governing the “manufacturing, marketing, distribution and sale” of Superior Essex products.

In October 2005, Superior Essex entered into a joint venture with Nexans, a French company, combining Nexans’ French, German, and Portuguese magnet wire businesses with Superior’s UK magnet wire business. Superior’s joint venture ownership was structured as a 60% interest in a French holding company known as Essex Nexans Europe S.A.S. In July, 2007, Superior Essex acquired the remainder of Nexans’ interest in Essex Nexans, making Essex Nexans a wholly owned indirect subsidiary of Superior Essex. In addition, in July 2007, the name of the Essex Nexans company was changed to Essex Europe S.A.S.

The shipments that are the subject of disclosure to the Office of Foreign Assets Control, U.S. Department of Treasury (“OFAC”), as reported in our Form 10-Q, were conducted by a French division of Essex Nexans known as IVA. IVA was initially a division of Nexans, then of Essex Nexans, and now of Essex Europe S.A.S. IVA supplies enamel, varnish, solvent, and other finishing products for the Company’s own captive use in the production of magnet wire, as well as for sale to other magnetic wire manufacturers and distributors. IVA’s headquarters is 145 Rue de la Republique BP.83, 69882 Meyzieu, Cedex France.

Management of Superior Essex discovered possible violations of the Cuban Assets Control Regulations as part of its own internal trade control compliance efforts. As a result of the initial discovery of sales involving Cuba, the Corporate Governance and Nominating Committee of the Superior Essex Board of Directors (a committee of independent directors), engaged experienced trade controls counsel from Fulbright & Jaworski L.L.P. to investigate the circumstances of the transactions and to determine whether violations of U.S. sanctions laws were committed.

The sales that are the subject of the Form 10-Q disclosure were sales of wire enamel, solvent, and varnish for use in the manufacture of wire. The sales were to a distributor in Spain.  Our investigation determined that at the time the sales were made, personnel of IVA were aware that the items were destined for delivery to customers of the distributor in Spain whose ultimate customer for these shipments was located in Cuba.

The table below provides details of the shipments.

No.	Invoice Date	Product	Invoice Amount (Euro)
1	May 18, 2007	Enamel	€45,802.20
2	December 28, 2006	Solvent	€2,080.00
3	October 17, 2006	Enamel	€44,298.70
4	May 10, 2006	Enamel	€44,298.70
5	December 19, 2005	Enamel Varnish Solvent	€43,369.20

It appears that the ultimate customer of the indirect sales was a division of the Ministry of Steel, Mechanics and Recycling Industries of the Republic of Cuba. Upon discovering transactions involving Cuba, Superior Essex immediately ordered the cancellation of all pending orders involving Cuba, and the rejection of any future sales involving Cuba. Except for the sales described above, the Company has no agreements, commercial arrangements or other contacts with the Cuban government or, to our knowledge, entities controlled by it.

The Company has implemented revised compliance policies and is in the process of designing and implementing revised procedures and compliance training designed to prevent and detect future violations. These measures include improving the clarity of the Company’s export policies, enhanced communication and training regarding the Company’s policies, and hiring additional personnel to assist in developing and implementing the Company’s compliance efforts.

It is the Company’s policy not to buy or sell products or services to any person or entity located in embargoed countries (including U.S.-designated state sponsors of terrorism, Cuba, North Korea, Sudan, Iran and Syria). In addition, the Company prohibits the export of any product or technology to any person or entity if any Company officer, director or employee knows or has reason to know that the product or technology is destined for an embargoed country. This policy applies worldwide, wherever the Company or its subsidiaries do business.

9.               Please discuss for us the materiality of any contacts described in response to the foregoing comments, and whether they would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with Cuba for the last three years. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with countries identified as state sponsors of terrorism.

Your qualitative materiality analysis should address whether, and the extent to which, the governments of those countries, or persons or entities controlled by those governments, receive cash or act as intermediaries in connection with your operations.

Response to comment 9:

As noted in the table in our response to comment 8 above, the sales involved were de minimus, accounting for less than .001% of Company sales on a consolidated basis per year for each of the last three years. The sales were inadvertent violations of U.S. law by a European division of Essex Europe S.A.S.

The Company has implemented revised compliance policies and is in the process of designing and implementing revised procedures and compliance training designed to prevent and detect future violations. These measures include improving the clarity of the Company’s export policies, enhanced communication and training regarding the Company’s policies, and hiring additional personnel to assist in developing and implementing the Company’s compliance efforts.

It is the Company’s policy not to buy or sell products or services to any person or entity located in embargoed countries (including U.S.-designated state sponsors of terrorism, Cuba, North Korea, Sudan, Iran and Syria). In addition, the Company prohibits the export of any product or technology to any person or entity if any Company officer, director or employee knows or has reason to know that the product or technology is destined for an embargoed country. This policy applies worldwide, wherever the Company or its subsidiaries do business.

Accordingly, the Company does not believe that the inadvertent sales constitute a material quanitative or qualitative investment risk for its security holders, nor that the discontinuance of shipments will materially impact sales or profitability.

10.         You also state on pages 20 and 44 of the Form 10-Q that you have undertaken a comprehensive review of your transactions that may involve embargoed countries. Please advise us of the status of your review, and whether you have identified other transactions involving countries designated as state sponsors of terrorism.  Advise us also of the status of your dealings with OFAC and BIS regarding such matters.

Response to comment 10:

The review is ongoing.  As of the date of this letter, there have been no further confirmed violations of U.S. law with respect to embargoed countries (including U.S.-designated state sponsors of terrorism, Cuba, North Korea, Sudan, Iran and Syria). Since the review is ongoing, there can be no assurance at this time that further such violations will not be identified. The sales involving Cuba were reported to OFAC on November 9, 2007.

On November 9, 2007, the Company filed an initial notification with the Bureau of Industry and Security of the Department of Commerce of the Company’s inadvertent violations of the export control laws.  On November 27, 2007, we submitted a voluntary self-disclosure providing further details of the violations that were the subject of the initial notification.  We submitted license applications for export of the affected product to Mexico on November 12, 2007 (and refiled that application electronically on November 29, 2007) and for China on December 12, 2007 and are awaiting approval of the licenses.

11.         You state on pages 20 and 44 of the Form 10-Q that you are implementing a code of ethics and procedures to assure compliance with laws throughout your operations. Please describe for us any compliance procedures you have in place, and any remedial actions you have undertaken, relating to contacts with countries designated as state sponsors of terrorism.

Response to comment 11:

Superior Essex is strongly committed to compliance with all applicable laws, including U.S. economic sanctions and U.S. export and reexport laws. The Company’s Code of Ethics explicitly describes the company’s commitment to conducting international business according to “all applicable laws, rules and regulations,” particularly those governing the “manufacturing, marketing, distribution and sale” of Superior Essex products.

The Company has implemented revised compliance policies and is in the process of designing and implementing revised procedures and compliance training designed to prevent and detect future violations. These measures include improving the clarity of the Company’s export policies, enhanced communication and training regarding the Company’s policies, and hiring additional personnel to assist in developing and implementing the Company’s compliance efforts in this area.

It is the Company’s policy not to buy or sell products or services to any person or entity located in the embargoed countries (including U.S.-designated state sponsors of terrorism, Cuba, North Korea, Sudan, Iran and Syria). In addition, the Company prohibits the export of any product or technology to any person or entity if any Company officer, director or employee knows or has reason to know that the product or technology is destined for an embargoed country. This policy applies worldwide, wherever the Company or its subsidiaries do business.

*******

The Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

David S. Aldridge

Executive Vice President, Chief Financial Officer
 and Treasurer